November 9, 2017

Mr. Ed Stubbins

Fuller & Thaler Asset Management, Inc.

411 Borel Avenue, Suite 300

San Mateo, CA 94402

Re: Liquidation Fee Cap for Fuller & Thaler Funds

Dear Ed,

The purpose of this letter of agreement (“Letter Agreement”) is to provide a limit on the liquidation fee described in Section 8.3.G. (“Liquidation Fee”) of the Master Services Agreement (“Agreement”) between Capitol Series Trust (the “Trust”) and Ultimus Fund Solutions, LLC (“Ultimus”) entered into on behalf of the Fuller & Thaler Funds listed on Schedule A of the Agreement. Pursuant to our discussions, we agree that the Liquidation Fee described in Section 8.3.G. of the Agreement shall not exceed $10,000 per fund for the Fuller & Thaler Funds listed on Schedule A of the Agreement. To be clear, the Liquidation Fee is Ultimus’ fee for managing the liquidation and does not include any out of pocket expenses, deregistration fees, legal fees, or other expenses which may be incurred as a result of a liquidation.

If you agree with the terms described above, please execute this Letter of Agreement below.

	Capitol Series Trust On behalf of all Fuller & Thaler Funds listed on Schedule A to the Master Services Agreement		Ultimus Fund Solutions, LLC

By:	/s/ Matthew J. Miller	By:	/s/ Robert G. Dorsey
Name:	Matthew J. Miller	Name:	Robert G. Dorsey
Title:	President	Title:	Chief Executive Officer – Managing Director

Fuller & Thaler Asset Management, Inc.

By:	/s/ Ed Stubbins
Name:	Ed Stubbins
Title:	Partner